FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 7, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West © Nomura (US GAAP) October 2018 Consolidated Results of Operations Second quarter, year ending March 2019 Nomura Holdings, Inc.

Outline

Presentation

Financial Supplement

Executive summary (p. 2-3)

Overview of results (p. 4)

Business segment results (p. 5)

Retail (p. 6-7)

Asset Management (p. 8-9)

Wholesale (p. 10-12)

Non-interest expenses (p. 13)

Robust financial position (p. 14)

Funding and liquidity (p. 15)

Consolidated balance sheet (p. 17)

Value at risk (p. 18)

Consolidated financial highlights (p. 19)

Consolidated income (p. 20)

Main revenue items (p. 21)

Consolidated results: Income (loss) before income taxes by segment and region (p. 22)

Segment “Other” (p. 23)

Retail related data (p. 24-27)

Asset Management related data (p. 28-29)

Wholesale related data (p. 30)

Number of employees (p. 31)

Executive summary

Highlights: FY2018/19 1H

ï® Net revenue: Y554.9bn (-22% YoY); Income before income taxes: Y14.1bn (-91% YoY); Net loss1: Y6bn; EPS2-Y1.78

ï¼ Wholesale and Retail both slowed due to concerns over US-China trade friction and turmoil in emerging markets ïƒ¼ Segment Other reported a loss which impacted firmwide earnings

ï® Three segment income before income taxes totaled Y48.8bn (-61% YoY)

Retail

– Transactions for stocks, investment trusts, foreign bonds and other products slowed as US-China trade friction and the drop in emerging market currencies impacted retail investor sentiment

– Retail client assets around record high level at Y122.8trn and recurring revenue (annualized) topped Y90bn driven partly by efforts to boost client assets

Asset Management

– Continued business growth and record-high assets under management driven by ongoing inflows and market factors

– Overall results impacted as gain/loss related to American Century Investments negatively affected QoQ

Wholesale

– Fixed Income revenues were muted, particularly in Rates, Credit and EM FX, due to turmoil in emerging markets as a result of US rate hikes, lower volatility and slower client activity

ï® Shareholder returns

– Dividend per share: Y3

1. Net income (loss) attributable to Nomura Holdings shareholders. 2

2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share

Executive summary

NOMURA

Highlights: FY2018/19 2Q

- **Slower performance in Retail and Wholesale and loss* in segment Other led to lower firmwide earnings QoQ**
  - Net revenue: Y282.9bn (+4% QoQ); Income before income taxes: Y0.5bn (-97% QoQ) ; Net loss[1]: Y11.2bn; EPS[2]: -Y3.32

  *Main factors contributing to segment Other loss

✓ Expenses related to settlement with US DoJ over legacy transactions	-Y19.8bn
✓ Recognition of FX translation adjustment due to progress in winding up subsidiary in Middle East & North Africa	-Y7bn
✓ Loss related to economic hedging	-Y16bn

- **Three segment income before income taxes of Y26bn (+14% QoQ)**

Retail
- Retail investor sentiment worsened on the back of a fall in emerging markets currencies and ongoing market uncertainty; Sales of secondary stocks, investment trusts, and bonds were soft
- Initiatives to increase client assets gained traction and contributed to net inflows of cash and securities

Asset Management
- Inflows and market factors combined to lift assets under management to record high
- Gain/loss related to American Century Investments negatively affected compared to last quarter

Wholesale
- Fixed Income improved in Japan and AEJ driven by return of volatility and uptick in client activity; EMEA and the Americas remained slow

Income before income taxes and net income (loss)[1]

Firm-wide



(billions of yen)
Income before income taxes
Net income (loss)
77.4
83.0
120.8
46.9
13.6
0.5
56.9
51.9
88.0
22.7
5.2
-11.2
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q
2Q

Three segment income (loss) before income taxes



Wholesale
Asset Management
Retail
63.8
63.0
66.2
76.9
22.8
26.0
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q
2Q

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share*

3

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2018/19 FY2018/19

QoQ YoY YoY

2Q 1H

Net revenue 282.9 +4% -20% 554.9 -22% Non-interest expenses 282.5 +9% +5% 540.8 -2% Income before income taxes 0.5 -97% -99% 14.1 -91% Net income (loss)1 -11.2 — -6—EPS 2 -Y3.32 — -Y1.78—

ROE 3 —

1. Net income (loss) attributable to Nomura Holdings shareholders.

2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 4

3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

Net revenue and income (loss) before income taxes

FY2018/19 FY2018/19

2Q QoQ YoY 1H YoY

Net revenue Retail 85.7 -8% -16% 178.5 -12% Asset Management 24.7 -5% -30% 50.8 -20% Wholesale 147.7 8% -7% 284.9 -16% Subtotal 258.1 1% -13% 514.3 -15% Other* 26.0 89% -51% 39.7 -62% Unrealized gain (loss) on investments in equity -1.1 — 0.9 -66% securities held for operating purposes Net revenue 282.9 4% -20% 554.9 -22%

Income (loss) Retail 12.2 -39% -52% 32.1 -36% before income Asset Management 8.9 -13% -56% 19.2 -44% taxes Wholesale 4.9—-71% -2.5 -Subtotal 26.0 14% -59% 48.8 -61% Other* -24.5 — -35.7 -Unrealized gain (loss) on investments in equity -1.1 — 0.9 -66% securities held for operating purposes

Income before income taxes 0.5 -97% -99% 14.1 -91%

*Additional information on “Other” (2Q) ï® Expenses related to settlement with US DoJ over legacy transactions (-Y19.8bn)

ï® Recognition of FX translation adjustment due to progress in winding up subsidiary in Middle East & North Africa (-Y7bn) ï® Loss related to economic hedging (-Y16bn) ï® Gain on changes to own and counterparty credit spread relating to Derivatives (Y1.2bn)

5

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2017/18			FY2018/19		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	101.8	111.3	98.2	92.8	**85.7**	-8%	-16%
Non-interest expenses	76.2	80.0	76.7	72.9	**73.5**	+1%	-4%
Income before income taxes	25.5	31.3	21.4	19.9	**12.2**	-39%	-52%

Key points

- Net revenue: Y85.7bn (-8% QoQ; -16% YoY)
- Income before income taxes: Y12.2bn (-39% QoQ; -52% YoY)
- Net revenue and income before income taxes both down QoQ
  - Retail investor sentiment weakened as emerging markets currencies dropped and market conditions remained uncertain; Sales of secondary stocks, investment trusts and bonds were soft
- Retail client assets around record high level driven by market factors and positive contribution from net inflows of cash and securities

Client franchise	Sep / 2Q	Jun / 1Q
- Retail client assets	Y122.8trn	Y118.6trn
- Accounts with balance	5.32m	5.32m
- NISA accounts opened (accumulated)[1]	1.67m	1.65m
- Net inflows of cash and securities[2]	Y681.6bn	-Y36.5bn

Total sales[3]



(billions of yen)
Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
4,000
3,000
2,000
1,000
0
FY2017/18
FY2018/19
2Q
3Q
4Q
1Q
2Q

Total sales[3] declined 13% QoQ

- Stocks: -7% QoQ
  - Subscriptions for primary stocks[4] increased (Y105.9bn; 2.3x QoQ), but sales of secondary stocks were sluggish
- Investment trusts: -13% QoQ
  - Retail clients continued to take wait-and-see approach and sales of investment trusts declined
  - Inflows into products with US stocks driven by solid US economy
- Bonds: Y414.8bn; -33% QoQ
  - Sales of EM bonds declined due to fall in EM currencies
  - Sales of JGBs for individual investors remained solid despite declining QoQ
- Sales of discretionary investments and insurance increased 12% QoQ

1. Includes Junior NISA. 2. Cash and securities inflows minus outflows, excluding regional financial institutions.
3. Retail channels only. 4. Retail channels, Net & Call, and Hotto Direct

6

Retail: Continue to focus on increasing client assets

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
28%
28%
29%
31%
31%
84.4
89.2
90.0
90.4
90.9
FY2017/18
FY2018/19
2Q
3Q
4Q
1Q
2Q

- Net inflows into discretionary investments and market factors helped lift annualized recurring revenue to Y90.9bn
  - Maintained recurring revenue cost coverage ratio of 31%

	Sep / 2Q	Jun / 1Q
Recurring revenue	Y22.9bn	Y22.5bn
– Investment trust net inflows[1]	-Y60.2bn	-Y23.9bn
– Discretionary investment net inflows[1]	Y83.8bn	Y57.8bn
Sales of insurance products[2]	Y46.8bn	Y51.7bn
Inflows of cash and securities[2]	Y1,039.7bn	Y1,062.2bn

Discretionary investment AuM



(billions of yen)
Quarterly net inflows[1]
2,500
2,000
2,557.9
27.6
2,682.2
79.4
2,662.8
58.8
2,716.2
57.8
2,843.8
83.8
FY2017/18
FY2018/19
2Q / Sep
3Q / Dec
4Q / Mar
1Q / Jun
2Q / Sep

Net inflows of cash and securities[3]



(billions of yen)
700
200
0
-200
JGBs for individual investors (higher cash ratio)
Primary bond sales (higher cash ratio)
IPO subscriptions
Large deposits of stocks, etc.
681.6
-77.8
-14.0
-196.1
-36.5
FY2017/18
FY2018/19
2Q
3Q
4Q
1Q
2Q

1. Retail channels and Japan Wealth Management Group.
2. Retail channels only.
3. Cash and securities inflows minus outflows, excluding regional financial institutions

7

NOMURA

Asset Management

Net revenue and income before income taxes[1]

(billions of yen)

	FY2017/18			FY2018/19		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	35.4	36.5	27.3	26.1	**24.7**	-5%	-30%
Non-interest expenses	15.0	15.7	16.0	15.8	**15.8**	-0.2%	+5%
Income before income taxes	20.5	20.8	11.3	10.3	**8.9**	-13%	-56%

Assets under management (net)[2]

(trillions of yen)


Investment trust business
Investment advisory business
48.0
50.7
50.0
50.8
52.8
15.9
16.4
15.9
16.2
16.8
32.1
34.3
34.1
34.7
36.0
FY2017/18
FY2018/19
Sep
Dec
Mar
Jun
Sep

Key points

- Net revenue: Y24.7bn (-5% QoQ; -30% YoY)
- Income before income taxes: Y8.9bn (-13% QoQ; -56% YoY)
  - Market factors combined with ongoing inflows into ETFs and investment advisory to lift AuM to a record high
  - Gain/loss related to American Century Investments negatively affected QoQ

Investment trust business

- Inflows into ETFs and privately placed funds for financial institutions
  - ETFs: Expanded product offering to meet diverse client needs (AuM: Y16.8trn; total of 57 funds)
  - Privately placed funds for financial institutions: Won mandates primarily from regional financial institutions
- Publicly offered funds (excluding ETFs): Inflows into Nomura Japan Record Profit Company Stock Fund, but overall outflows

Investment advisory business and international businesses

- AuM growth in Japan driven by mandate for Japan equities from public pension fund
- International business reported inflows into US high-yield products and UCITS[3] funds

1. *Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include Nomura Fund Research and Technologies.*
3. *Undertakings for Collective Investment in Transferable Securities*

8

Asset Management: Ongoing inflows and steady growth in AuM in DC funds

Nomura Asset Management share of public investment trust Flow of funds1 market2

(billions of yen) 28.0%

Investment trust business Investment advisory business 27.4% 27.3% 27.3% 1,404 26.9% 1,500 248 26.4% 982 1,000 96 718 26.0% 1,156 372 436 500 886 773 156 109 263 280 0 -55 -500 24.0%

FY2017/18 FY2018/19 FY2017/18 FY2018/19

2Q 3Q 4Q 1Q 2Q Sep Dec Mar Jun Sep

Flow of funds in investment trust business1 DC funds

(billions of yen) MRFs (billions of yen)

Investment trust business ETF ï® Increase in number of corporate AuM in DC funds (excl. ETFs) Other investment trusts (excl. ETFs)

2,000 DC fund participants and broader

1,740

1,500 scope of population qualifying for 957.4 individual DC (iDeCo) has 860.7

1,000 906 734.1

510 supported steady AuM growth 615.7 636.7

500 193

147

580 ï® Products that help investors build

0 116

-19 -230 their assets over the long term in

-500 -584 line with their risk appetite such as

-1,000 target year funds contributed to

FY2017/18 FY2018/19

AuM growth Mar.15 Mar.16 Mar.17 Mar.18 Sep.18

2Q 3Q 4Q 1Q 2Q

1. Based on assets under management (net) 9

2. Source: The Investment Trusts Association, Japan

Wholesale

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2017/18			FY2018/19		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	133.3	137.6	180.0	112.2	**123.8**	+10%	-7%
Investment Banking	25.6	28.1	31.4	25.1	**23.9**	-5%	-7%
Net revenue	159.0	165.6	211.4	137.3	**147.7**	+8%	-7%
Non-interest expenses	142.0	151.6	167.2	144.7	**142.7**	-1%	+1%
Income (loss) before income taxes	17.0	14.0	44.2	-7.4	**4.9**	-	-71%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
48.3
30.8
24.3
55.6
53.2
27.6
18.5
66.4
68.1
48.1
32.1
63.0
49.9
29.2
16.7
41.5
42.9
24.5
20.3
59.9
Americas
EMEA
AEJ
Japan
FY2017/18
FY2018/19
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y147.7bn (+8% QoQ; -7% YoY)
- Income before income taxes: Y4.9bn (-71% YoY)

- Stronger net revenue QoQ
  - Fixed Income revenues improved in Japan and AEJ as volatility returned and client activity increased; Equities revenues remained roughly unchanged QoQ
  - Investment Banking revenues declined on a contraction in revenue opportunities
- Commissions and floor brokerage and expenses related to deferred compensation mostly recognized last quarter were both down QoQ

Net revenue by region (QoQ; YoY)

- Japan: Y59.9bn (+44%; +8%)
  - Global Markets revenues increased QoQ driven by Rates and Equity Derivatives
  - Investment Banking revenues also grew QoQ

- Americas: Y42.9bn (-14%; -11%)
  - Fixed Income revenues were impacted by softer client activity and credit spread widening, Equities remained resilient, while declined from previous quarter

- EMEA: Y24.5bn (-16%; -20%)
  - Fixed Income had a slow quarter mainly in Rates and Credit, and Equities revenues also declined QoQ

- AEJ: Y20.3bn (+21%; -17%)
  - Fixed income performance improved on a rebound in Credit and EM FX

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q and 2Q both declined by approx. 4.6 billion yen and approx. 4.1 billion yen respectively.*

10

NOMURA

Wholesale: Global Markets

Net revenue[1]


(billions of yen)
Equities
Fixed Income
changes in accounting policies[2]
133.3
137.6
180.0
112.2
123.8
57.9
60.9
84.4
54.5
54.2
75.5
76.7
95.7
57.7
69.6
QoQ +10%
YoY -7%
FY2017/18
FY2018/19
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y123.8bn (+10% QoQ; -7% YoY)
  - Fixed Income performance improved driven by Japan and AEJ, while Equities revenues remained steady

Fixed Income

- Net revenue: Y69.6bn (+21% QoQ; -8% YoY)
  - Increased volatility and client activity led to robust performance in Japan Rates products, while FX & EM also improved

Equities

- Net revenue: Y54.2bn (-1% QoQ; -6% YoY)
  - Lower market volumes impacted Cash Equities; Derivatives revenues declined in Americas and AEJ, but improved in Japan

FY2018/19 2Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

- **Americas**: In Fixed Income, Rates slowed on continued low volatility and Credit was weighed down by weakness in emerging markets; Equities slowed in both Cash and Derivatives due to low volumes and volatility
- **EMEA**: Fixed Income performance improved in FX & EM, while Rates and Credit declined as client activity slowed on uncertainties surrounding Brexit renegotiations and Italian economy; Equities reported a slowdown in Cash Equities due to lower volumes
- **AEJ**: Equities revenues declined on weaker performance in Derivatives; Fixed Income improved driven by Credit, leveraging opportunities from market recovery
- **Japan**: Fixed Income saw improvement in Rates due to increased volatility from BoJ policy tweak and uptick in client activity, while Equities reported growth in Derivatives

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q and 2Q both declined by approx. 4.6 billion yen and approx. 4.1 billion yen respectively.*

11

Wholesale: Investment Banking

NOMURA

Cross-border deals

Net revenue[1]



(billions of yen)
25.6
28.1
31.4
25.1
23.9
QoQ -5%
YoY -7%
FY2017/18
FY2018/19
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y23.9bn (-5% QoQ; -7% YoY)
  - EMEA and Americas revenues declined amid a contraction in global revenue opportunities, while Japan and AEJ delivered resilient performance
  - Slowdown in revenues from the M&A and Solutions businesses

Japan

- ✓ Cross-border M&A and DCM deals contributed to stronger revenues, increased both QoQ and YoY
- ✓ Ranked 1st in the Japan ECM league table[2]

International

- ✓ Revenues from M&A-related financing declined in the Americas, but increased in EMEA and AEJ
- ✓ Revenues from the Solutions business increased in the Americas, but decreased in EMEA and AEJ compared to a strong prior quarter

Winning Asia-related cross-border mandates

M&A etc.

- Global collaboration led to multiple AEJ-related cross-border mandates
- Continued to provide client-centric services such as M&A-related financing

SoftBank's TOB of Yahoo Japan shares and Yahoo Japan's share buyback (Y221.4bn/Y220.0bn)	**Unicharm**'s acquisition of DSG Cayman (Thailand) ($530m)
AGC's acquisition of Park Electrochemical's (US) Electronics business ($145m)	TAL Dai-ichi Life Australia's acquisition of **Suncorp Life & Superannuation** (Australia) (AUD 640m)
Financing on **Carlyle Group**'s (US) acquisition of AkzoNobel's (Netherlands) Specialty Chemicals business (€7.3bn)	Sale of **X-Elio Energy**'s (Spain) Japanese portfolio of solar power energy plants to a consortium ($700m)

ECM / DCM

- Continuing to support our clients' global financing needs

World Global IPO (Y53.6bn)	Asahi Intecc PO (Y22.5bn)
JBIC USD denominated bond ($3.5bn)	Seven & i Holdings USD denominated bond ($600m)
BNP Paribas Euro-Yen (TLAC) bond (Y102.0bn)	Republic of the Philippines Samurai bond (Y154.2bn)

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *Source: Thomson Reuters; Jan 2018 – Sep 2018 period*

12

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage[1]
Compensation and benefits
1,080.4
1,168.8
(billions of yen)
400
300
200
100
0
268.5
285.9
331.1
258.4
282.5

	FY2016/17	FY2017/18	FY2017/18 2Q	FY2017/18 3Q	FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q	QoQ
Compensation and benefits	496.4	530.6	122.0	131.4	141.0	127.7	**125.8**	**-1.5%**
Commissions and floor brokerage[1]	94.5	99.9	25.2	25.3	25.6	20.9	**19.6**	**-6.5%**
Information processing and communications	175.3	184.8	47.3	49.0	43.9	41.0	**40.5**	**-1.1%**
Occupancy and related depreciation	69.8	67.9	17.2	16.8	16.8	16.4	**16.5**	**0.5%**
Business development expenses	35.1	36.8	7.8	9.8	10.7	8.9	**9.3**	**5.0%**
Other	209.3	248.9	48.9	53.6	93.1	43.5	**70.8**	**62.7%**
Total	1,080.4	1,168.8	268.5	285.9	331.1	258.4	**282.5**	**9.3%**

Key points

- Non-interest expenses: Y282.5bn (+9% QoQ)
  - Compensation and benefits (-1% QoQ)
    - ✓ Decline in expenses related to deferred compensation which were mostly booked last quarter
  - Commissions and floor brokerage (-6% QoQ)
    - ✓ Declined in line with trading volume
  - Other (+63% QoQ)
    - ✓ Expenses related to settlement with US DoJ over legacy transactions (Y19.8bn)
    - ✓ Booked expenses related to FX translation adjustment stemming from progress in winding up subsidiary in Middle East & North Africa (Y7bn)

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q and 2Q both declined by approx. 4.6 billion yen and approx. 4.1 billion yen respectively.*

13

Robust financial position

NOMURA

Balance sheet related indicators[1] and capital ratios

	Mar 2018	Jun 2018	Sep 2018
■ Total assets	Y40.3trn	Y42.8trn	Y45.4trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.8trn
■ Gross leverage	14.7x	15.3x	16.2x
Net leverage[2]	8.8x	9.1x	9.1x
■ Level 3 assets[3] (net)	Y0.5trn	Y0.5trn	Y0.6trn
■ Liquidity portfolio	Y4.6trn	Y5.1trn	Y5.0trn

(billions of yen) Basel 3 basis	Mar 2018	June 2018	Sep[3] 2018
Tier 1 capital	2,666	2,711	2,712
Tier 2 capital	66	61	61
Total capital	2,733	2,772	2,773
RWA	15,122	15,801	15,029
Tier 1 capital ratio	17.6%	17.2%	18.0%
CET 1 capital ratio[4]	16.5%	16.1%	16.9%
Consolidated capital adequacy ratio	18.0%	17.5%	18.4%
Consolidated leverage ratio[5]	4.77%	4.59%	4.44%
HQLA[6]	Y4.0trn	Y4.1trn	Y4.4trn
LCR[6]	153.6%	184.8%	191.1%

RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
17.4%
17.3%
16.5%
16.1%
16.9%
FY2017/18
FY2018/19
Sep
Dec
Mar
Jun
Sep

Level 3 assets[3] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
16%
18%
18%
18%
20%
FY2017/18
FY2018/19
Sep
Dec
Mar
Jun
Sep

1. Balance sheet as of Mar 2018 was revised. Please refer to page 17 for further details.
2. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
3. September 2018 is preliminary.
4. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
5. Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
6. Daily average for each quarter.

14

Funding and liquidity

Balance sheet

Balance sheet structure (As of September 2018)

Assets Liabilities and equity

ï® Highly liquid, healthy balance sheet 2

Unsecured funding

structure

– 79% of assets are highly liquid unsecured funding ® Approx. 80% of is trading and related assets that are long-term debt marked-to-market and matched to Diversified sources of funding

®

trading and related liabilities through Short-term debt repos etc. (regionally and by Trading liabilities 18%

Long-term debt due currency) and related1 Trading assets within 1yr, 4%

– Other assets are funded by equity 1 and related International and long-term debt, ensuring structural stability 26% Loans

(incl. Bank subordinated) lending Long-term market Liquidity portfolio2 Other liabilities debt, 78% Euro MTN/Yen, Retail Average retail bonds, etc.

Short-term borrowings market maturity    Japan 7.4 years3

Cash and cash deposits Long-term

® Liquidity portfolio: borrowings 74% Euro

– Y5.0trn, or 11% of total assets Other assets MTN/Other, Wholesale

Total equity wholesale market

– Maintain a high quality liquidity bonds, etc. portfolio surplus without the need for additional unsecured funding Breakdown of Long-term Funding of short-term/long- debt by long-term over a certain period term debt region debt

1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 15

3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet

Consolidated balance sheet[1]

(billions of yen)	Mar 31, 2018	Sep 30, 2018	Increase (Decrease)
Assets			
Total cash and cash deposits	2,959	**3,464**	505
Total loans and receivables	3,875	**3,583**	-292
Total collateralized agreements	16,238	**19,922**	3,685
Total trading assets[2] and private equity investments	14,980	**16,102**	1,122
Total other assets	2,292	**2,288**	-4
Total assets	40,344	**45,360**	5,016

	Mar 31, 2018	Sep 30, 2018	Increase (Decrease)
Liabilities			
Short-term borrowings	743	**980**	237
Total payables and deposits	3,568	**3,924**	357
Total collateralized financing	16,697	**20,437**	3,740
Trading liabilities	8,203	**8,600**	397
Other liabilities	951	**878**	-73
Long-term borrowings	7,383	**7,694**	312
Total liabilities	37,544	**42,514**	4,970
Equity			
Total NHI shareholders' equity	2,749	**2,801**	51
Noncontrolling interest	51	**45**	-5
Total liabilities and equity	40,344	**45,360**	5,016

1. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura's consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura's consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation. Also, daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura's consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation. 2. Including securities pledged as collateral.

17

Value at risk

ï® Definition ï® From April 1, 2018, to September 30, 2018 (billions of yen)—99% confidence level—Maximum: 6.1—1-day time horizon for outstanding portfolio—Minimum:    3.1—Inter-product price fluctuations considered—Average:    4.4

(billions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Sep Dec Mar Jun Sep Equity 0.7 1.2 0.8 1.2 1.2 2.2 2.1 Interest rate 2.7 3.1 3.0 2.7 3.1 2.9 2.9 Foreign exchange 1.7 3.2 2.1 2.6 3.2 2.3 2.2 Sub-total 5.0 7.5 5.9 6.5 7.5 7.4 7.2 Diversification benefit -1.7 -1.1 -1.7 -1.3 -1.1 -2.9 -2.7 VaR 3.3 6.4 4.3 5.2 6.4 4.5 4.5

18

Consolidated financial highlights

Full year Quarter

(billions of yen) (billions 100 of yen) 9.3% 10%

300 10%

8.7% 7.9%

7.7%

7.9% 80 8%

Net income 8% attributable to

Nomura Holdings, 200 60 6% Inc. (‘‘NHI’’) 6% 239.6 88.0 shareholders

40 4%

ROE(%) 4% 51.9

100 219.3 20 0.8% 2% 22.7 5.2

2%

0 0%

0 0% -20 -11.2

FY2017/18 FY2018/19 FY2016/17 FY2017/18 2Q 3Q 4Q 1Q 2Q

Net revenue 1,403.2 1,497.0 351.5 406.6 378.0 272.0 282.9

Income before income taxes 322.8 328.2 83.0 120.8 46.9 13.6 0.5 Net income attributable to Nomura Holdings, Inc.

239.6 219.3 51.9 88.0 22.7 5.2 -11.2 (“NHI”) shareholders Total NHI shareholders’ equity 2,789.9 2,749.3 2,836.2 2,841.7 2,749.3 2,797.2 2,800.8

ROE (%)1 8.7% 7.9% 7.7% 9.3% 7.9% 0.8% -Basic-Net income attributable to NHI

67.29 63.13 14.70 25.55 6.68 1.54 -3.31 shareholders per share (yen) Diluted-Net income attributable to NHI

65.65 61.88 14.45 25.12 6.56 1.50 -3.32 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 790.70 810.31 813.57 835.72 810.31 822.88 828.02

19

1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

NOMURA

(billions of yen)	Full year		Quarter				
	FY2016/17	FY2017/18	FY2017/18			FY2018/19	
			2Q	3Q	4Q	1Q	2Q
Revenue							
Commissions[1]	327.1	373.3	85.3	101.7	95.4	79.5	**74.8**
Fees from investment banking	92.6	101.7	27.1	29.3	22.6	24.0	**19.1**
Asset management and portfolio service fees	216.5	245.6	61.2	63.8	62.3	63.0	**62.7**
Net gain on trading	475.6	442.9	88.4	87.7	146.3	71.9	**75.8**
Gain (loss) on private equity investments	1.4	-0.9	-0.3	-2.4	1.5	0.6	**0.3**
Interest and dividends	441.0	585.7	141.6	161.4	148.2	169.6	**188.7**
Gain (loss) on investments in equity securities	7.7	2.7	3.1	4.5	-5.0	2.1	**-1.1**
Other	153.6	221.2	56.0	84.6	39.9	20.5	**28.1**
Total revenue	1,715.5	1,972.2	462.4	530.6	511.2	431.0	**448.4**
Interest expense	312.3	475.2	110.9	124.0	133.2	159.0	**165.5**
Net revenue	1,403.2	1,497.0	351.5	406.6	378.0	272.0	**282.9**
Non-interest expenses[1]	1,080.4	1,168.8	268.5	285.9	331.1	258.4	**282.5**
Income before income taxes	322.8	328.2	83.0	120.8	46.9	13.6	**0.5**
Net income attributable to NHI shareholders	239.6	219.3	51.9	88.0	22.7	5.2	**-11.2**

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q and 2Q both declined by approx. 4.6 billion yen and approx. 4.1 billion yen respectively*

20

Main revenue items

Full year Quarter

FY2017/18 FY2018/19 (billions of yen) FY2016/17 FY2017/18

2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions1 210.0 243.8 54.6 68.4 63.8 50.2 47.4 Other brokerage commissions 15.1 17.0 3.2 4.3 6.0 4.1 3.4

Commissions Commissions for distribution of investment trusts 75.1 85.7 20.9 22.1 19.5 17.8 15.6

Other 26.9 26.9 6.6 6.9 6.2 7.3 8.4 Total 327.1 373.3 85.3 101.7 95.4 79.5 74.8

Equity underwriting and distribution 22.4 23.2 10.5 5.2 4.1 5.8 5.9 Bond underwriting and distribution 16.9 16.3 4.4 4.9 3.4 6.2 4.6 Fees from M&A / Financial advisory fees 34.4 39.3 8.2 13.7 9.1 7.3 5.6 investment banking

Other 18.9 22.9 4.0 5.5 6.0 4.7 3.0 Total 92.6 101.7 27.1 29.3 22.6 24.0 19.1

Asset management Asset management fees 148.7 170.4 42.5 43.9 44.1 43.6 43.4 Administration fees 50.2 57.9 14.3 15.5 14.1 15.2 15.3 and portfolio service

Custodial fees 17.6 17.3 4.4 4.3 4.2 4.1 4.0

fees

Total 216.5 245.6 61.2 63.8 62.3 63.0 62.7

1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and revenues and expenses related to certain Execution Services transactions are now shown 21 as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q and 2Q both declined by approx. 4.6 billion yen and approx. 4.1 billion yen respectively.

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2016/17	Full year FY2017/18	Quarter FY2017/18 2Q	FY2017/18 3Q	FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q
Retail	74.8	103.1	25.5	31.3	21.4	19.9	**12.2**
Asset Management[1]	42.3	66.2	20.5	20.8	11.3	10.3	**8.9**
Wholesale	161.4	100.6	17.0	14.0	44.2	-7.4	**4.9**
Three business segments total	278.6	269.9	63.0	66.2	76.9	22.8	**26.0**
Other[1]	37.6	56.4	17.3	50.4	-25.0	-11.2	**-24.5**
Segments total	316.2	326.3	80.3	116.6	51.9	11.6	**1.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	6.6	1.9	2.7	4.2	-5.0	2.0	**-1.1**
Income (loss) before income taxes	322.8	328.2	83.0	120.8	46.9	13.6	**0.5**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year FY2016/17	Full year FY2017/18	Quarter FY2017/18 2Q	FY2017/18 3Q	FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q
Americas	50.0	-8.8	-1.5	10.8	-26.0	-1.7	**-21.6**
Europe	14.4	-14.7	-1.4	-16.5	0.9	-5.2	**-11.6**
Asia and Oceania	23.7	22.8	3.7	7.4	6.4	-0.8	**1.0**
Subtotal	88.1	-0.7	0.9	1.7	-18.7	-7.7	**-32.2**
Japan	234.7	328.8	82.2	119.1	65.6	21.3	**32.6**
Income (loss) before income taxes	322.8	328.2	83.0	120.8	46.9	13.6	**0.5**

1. *From FY2018/19 1Q, Nomura Funds Research and Technologies has been moved from Asset Management to segment Other.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2018). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)

80.0

56.4

60.0 50.4

37.6

40.0

20.0 17.3

0.0

-20.0 -11.2

-24.5

-40.0 -25.0

1 2 1 2 3 4 5

FY2017/18 FY2018/19 FY2016/17 FY2017/18 2Q 3Q 4Q 1Q 2Q

Net gain (loss) related to economic

-7.3 -6.5 0.6 -8.0 1.7 -13.8 -16.0 hedging transactions Realized gain (loss) on investments in equity

1.1 0.8 0.3 0.4 0.0 0.0 0.0 securities held for operating purposes Equity in earnings of affiliates 32.3 34.2 8.4 7.8 11.0 6.6 8.5 Corporate items -6.4 -41.9 1.6 -3.4 -40.2 -2.5 -23.7 Others 17.9 69.7 6.4 53.7 2.6 -1.6 6.7 Income (loss) before income taxes 37.6 56.4 17.3 50.4 -25.0 -11.2 -24.5

23

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2016/17	Full year FY2017/18	Quarter FY2017/18 2Q	FY2017/18 3Q	FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q	QoQ	YoY
Commissions	171.8	192.7	43.8	54.1	47.5	40.8	**36.8**	**-9.7%**	**-15.9%**
Of which, stock brokerage commission	62.8	82.2	17.2	25.4	21.7	16.8	**15.3**	**-9.4%**	**-11.2%**
Of which, commissions for distribution of investment trusts	82.3	87.1	21.3	22.6	19.5	18.5	**15.6**	**-15.4%**	**-26.6%**
Sales credit	85.3	91.5	25.7	23.8	17.5	18.9	**15.5**	**-18.4%**	**-39.9%**
Fees from investment banking and other	27.3	26.0	7.5	6.6	6.1	6.0	**7.0**	**17.9%**	**-6.0%**
Investment trust administration fees and other	81.8	93.6	23.0	24.2	24.0	24.4	**24.0**	**-1.7%**	**4.1%**
Net interest revenue	8.3	9.2	1.8	2.6	3.0	2.8	**2.4**	**-11.8%**	**34.4%**
Net revenue	374.4	412.9	101.8	111.3	98.2	92.8	**85.7**	**-7.7%**	**-15.8%**
Non-interest expenses	299.6	309.8	76.2	80.0	76.7	72.9	**73.5**	**0.8%**	**-3.6%**
Income before income taxes	74.8	103.1	25.5	31.3	21.4	19.9	**12.2**	**-38.7%**	**-52.2%**
Domestic distribution volume of investment trusts[1]	3,376.3	3,610.5	886.0	905.3	875.3	747.6	**648.8**	**-13.2%**	**-26.8%**
Bond investment trusts	0.2	0.0	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	2,955.3	3,198.6	790.8	820.6	726.8	669.1	**583.6**	**-12.8%**	**-26.2%**
Foreign investment trusts	420.8	411.9	95.2	84.7	148.5	78.5	**65.2**	**-16.9%**	**-31.5%**
Other									
Accumulated value of annuity insurance policies	2,941.5	3,094.5	3,006.2	3,057.6	3,094.5	3,139.0	**3,178.2**	**1.2%**	**5.7%**
Sales of JGBs for individual investors (transaction base)	1,129.9	628.1	120.2	194.6	224.1	312.2	**206.5**	**-33.8%**	**71.8%**
Retail foreign currency bond sales	1,131.2	1,249.9	349.9	253.7	318.4	234.6	**211.0**	**-10.1%**	**-39.7%**

1. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

24

Retail related data (2)

Retail client assets

(trillions of yen)

140 122.8 122.8 Other 117.7 118.6 117.7 115.2 120

Foreign investment trusts 107.7

100

Bond investment trusts 80 Stock investment trusts

60

Domestic bonds

40

Foreign currency bonds 20 Equities 0

FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Sep Dec Mar Jun Sep Equities 66.3 75.7 72.4 79.2 75.7 76.4 79.8 Foreign currency bonds 6.0 6.1 6.4 6.2 6.1 6.1 6.1 Domestic bonds1 11.7 11.9 11.6 11.8 11.9 11.9 12.1 Stock investment trusts 8.8 9.1 9.3 9.5 9.1 9.1 9.2 Bond investment trusts 7.3 7.1 7.5 7.9 7.1 7.2 7.1 Foreign investment trusts 1.3 1.2 1.3 1.3 1.2 1.2 1.2 Other2 6.4 6.7 6.7 6.9 6.7 6.7 7.2 Total 107.7 117.7 115.2 122.8 117.7 118.6 122.8

25

1. Including CBs and warrants.    2.                Including annuity insurance.

Retail related data (3)

Net inflows of cash and securities1

Full year Quarter

(billions of yen) (billions of yen)

1,000 1,000

682

500 500

0 0

-37 -78 -14 -196

-306

-403

-500 -500

FY2017/18 FY2018/19 FY2016/17 FY2017/18

2Q 3Q 4Q 1Q 2Q

1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4)

Number of accounts

(thousands) FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Sep Dec Mar Jun Sep

Accounts with balance 5,363 5,318 5,328 5,326 5,318 5,318 5,318

Equity holding accounts 2,836 2,822 2,832 2,800 2,822 2,823 2,829

Online service accounts1, 2 4,456 4,387 4,301 4,342 4,387 4,427 4,470

New Individual accounts / IT share2

Full year Quarter

(thousands) FY2017/18 FY2018/19 FY2016/17 FY2017/18 2Q 3Q 4Q 1Q 2Q

New individual accounts 231 231 53 60 66 58 65

IT share3

No. of orders 57% 67% 60% 60% 78% 78% 78% Transaction value 34% 43% 38% 38% 56% 53% 54%

1. Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q.

2. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services. 27

3. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services.

Asset Management related data (1)

Full year Quarter

FY2017/18 FY2018/19

FY2016/17 FY2017/18 QoQ YoY

(billions of yen) 2Q 3Q 4Q 1Q 2Q

Net revenue1 99.4 127.3 35.4 36.5 27.3 26.1 24.7 -5.4% -30.3% Non-interest expenses1 57.1 61.2 15.0 15.7 16.0 15.8 15.8 -0.2% 5.5% Income before income taxes1 42.3 66.2 20.5 20.8 11.3 10.3 8.9 -13.3% -56.5%

Assets under management by company

(trillions of yen)

FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Sep Dec Mar Jun Sep Nomura Asset Management 47.4 52.4 50.7 53.3 52.4 53.1 55.1 Nomura Funds Research and Technologies 2.8 2.8 2.9 2.9 2.8 —Nomura Corporate Research and Asset Management 2.4 2.7 2.8 2.8 2.7 2.8 2.9 Assets under management (gross) 2 52.6 57.8 56.4 59.1 57.8 55.9 58.0    Group company overlap 8.3 7.8 8.4 8.3 7.8 5.1 5.2 Assets under management (net) 3 44.4 50.0 48.0 50.7 50.0 50.8 52.8

1. Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.

2. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include

Nomura Fund Research and Technologies.    28

3. Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

Asset inflows/outflows by business1

Full year Quarter

FY2017/18 FY2018/19 FY2016/17 FY2017/18

(billions of yen) 2Q 3Q 4Q 1Q 2Q Investment trusts business 1,590 3,131 886 773 1,156 263 280 of which ETFs 1,934 3,022 906 193 1,740 147 510 Investment advisory business 584 203 96 -55 248 109 156 Total net asset inflow 2,174 3,334 982 718 1,404 372 436

Domestic public investment trust market and Nomura Asset Management market share2

(trillions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Sep Dec Mar Jun Sep Domestic public stock investment trusts Market 85.9 96.9 92.1 97.4 96.9 99.1 103.8

Nomura Asset Management share (%) 23% 25% 24% 25% 25% 25% 25%

Domestic public bond investment trusts

Market 12.8 12.3 13.1 13.8 12.3 12.6 12.5

Nomura Asset Management share (%) 44% 44% 42% 44% 44% 44% 44%

ETF

Market 23.3 32.5 27.5 30.8 32.5 34.2 37.4

Nomura Asset Management share (%) 45% 46% 45% 45% 46% 45% 45% 29

1. Based on assets under management (net).

2. Source Investment Trusts Association, Japan.

Wholesale related data

Full year Quarter

(billions of yen)

FY2017/18 FY2018/19

FY2016/17 FY2017/18 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 739.3 715.3 159.0 165.6 211.4 137.3 147.7 7.6% -7.1% Non-interest expenses 577.8 614.7 142.0 151.6 167.2 144.7 142.7 -1.4% 0.5% Income before income taxes 161.4 100.6 17.0 14.0 44.2 -7.4 4.9 71.1%

Breakdown of Wholesale revenues1

Full year Quarter

(billions of yen)

FY2017/18 FY2018/19

FY2016/17 FY2017/18 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Fixed Income 401.7 341.6 75.5 76.7 95.7 57.7 69.6 20.6% -7.8% Equities 232.3 261.6 57.9 60.9 84.4 54.5 54.2 -0.5% -6.3% Global Markets 634.1 603.2 133.3 137.6 180.0 112.2 123.8 10.3% -7.2% Investment Banking 105.2 112.1 25.6 28.1 31.4 25.1 23.9 -4.9% -6.8% Net revenue 739.3 715.3 159.0 165.6 211.4 137.3 147.7 7.6% -7.1%

30

1. FY2016/17 and FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.

Number of employees

FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Sep Dec Mar Jun Sep Japan 16,227 15,819 16,706 16,583 15,819 16,474 16,296

Europe 3,026 3,057 3,047 3,054 3,057 3,030 3,020 Americas 2,314 2,362 2,348 2,349 2,362 2,364 2,390 Asia and Oceania1 6,619 6,810 6,756 6,786 6,810 6,873 6,843 Total 28,186 28,048 28,857 28,772 28,048 28,741 28,549

31

1. Includes Powai office in India.

Disclaimer

® This document is produced by Nomura Holdings, Inc. (“Nomura”).

® Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

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® This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com/) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

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® The consolidated financial information in this document is unaudited.

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